UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*

                               MESSAGEMEDIA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

337486 10 4 ---------------------------------------------- (CUSIP Number)
--------------------------------------------------------------------------------
     RONALD D. FISHER                             STEPHEN A. GRANT, ESQ.
       SOFTBANK INC.                               SULLIVAN & CROMWELL
10 LANGLEY ROAD, SUITE 403                          125 BROAD STREET
  NEWTON CENTER, MA 02159                          NEW YORK, NY 10004
      (617) 928-9300                                 (212) 558-4000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 AUGUST 16, 1999
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
__________________________                            __________________________

CUSIP No. 337486 10 4                                     Page 2 of 134 Pages
__________________________                            __________________________
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     SOFTBANK AMERICA INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        21,151,550
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    21,151,550
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,151,550
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.40%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
__________________________                            __________________________

CUSIP No. 337486 10 4                                     Page 3 of 134 Pages
__________________________                            __________________________
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     SOFTBANK HOLDINGS INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        24,472,767
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    21,151,550
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,472,767
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.05%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC, CO
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
__________________________                            __________________________

CUSIP No. 337486 10 4                                     Page 4 of 134 Pages
__________________________                            __________________________
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     SOFTBANK CORP.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        25,606,277
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    22,285,060
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,606,277
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.33%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC, CO
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
__________________________                            __________________________

CUSIP No. 337486 10 4                                     Page 5 of 134 Pages
__________________________                            __________________________
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     MASAYOSHI SON
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        25,606,277
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    22,285,060
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,606,277
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.33%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
__________________________                            __________________________

CUSIP No. 337486 10 4                                     Page 6 of 134 Pages
__________________________                            __________________________
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     STV IV LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        13,896,992
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    10,575,775
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,896,992
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.86%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
__________________________                            __________________________

CUSIP No. 337486 10 4                                     Page 7 of 134 Pages
__________________________                            __________________________
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     SOFTBANK TECHNOLOGY VENTURES IV L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        13,698,167
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    10,376,950
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,698,167
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.46%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         SOFTBANK America Inc., a Delaware corporation ("SB America"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), Mr. Masayoshi Son, a Japanese citizen, SOFTBANK Technology Ventures IV L.P., a Delaware limited partnership ("SOFTBANK Technology"), and STV IV LLC, a Delaware limited liability company ("STV" and together with SB America, SBH, SOFTBANK, Mr. Son and SOFTBANK Technology, the "Reporting Persons"), hereby amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended and supplemented, with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of MessageMedia, Inc., a Delaware corporation formerly known as First Virtual Holdings Incorporated (the "Company"), beneficially owned by them, to reflect the acquisition of shares of Common Stock of the Company by SOFTBANK Ventures, Inc., a Japanese corporation ("SVI"), in connection with the merger of the Company and Decisive Technology Corporation ("Decisive"), which became effective on August 16, 1999. The statement on Schedule 13D, as heretofore amended and supplemented and as amended and supplemented hereby (the "Statement"), remains in full force and effect.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated as follows:

Total Outstanding Shares
------------------------

         The percentage interest held by each Reporting Person presented below is based on the 49,890,388 shares of Common Stock reported to be outstanding as of August 16, 1999, after the merger of Decisive and the Company became effective, as communicated to the Reporting Persons by the Company (the "Outstanding Shares").

Decisive Merger
---------------

         On August 16, 1999, pursuant to the Agreement and Plan of Merger and Reorganization filed as Exhibit S hereto, the merger of Decisive and the Company became effective, and each outstanding share of common stock of Decisive was converted into 0.0777 shares of Common Stock of the Company. Accordingly, SVI, as the "operating principal" under a "silent partnership agreement" (a so-called tokumei kumiai keiyaku), received 254,022 shares of Common Stock in exchange for Decisive common stock previously owned by it. SVI holds the shares on behalf of the silent partnership.

Relationships among Stockholders
--------------------------------

         By virtue of its ownership of a 50% interest in STV, the general partner of SOFTBANK Technology and SOFTBANK Technology Advisers Fund L.P., a Delaware partnership ("STAF"), SB America may be deemed the beneficial owner of shares of Common Stock owned by SOFTBANK Technology and STAF.

         SB America is a wholly owned subsidiary of SBH, which in turn is a wholly owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 43.3% interest in SOFTBANK. Accordingly, securities owned by SB America may be regarded as being beneficially owned by SBH; securities owned by SBH may be regarded as being beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.

         SOFTBANK also may be deemed the beneficial owner of shares of Common Stock owned by SVI on behalf of the silent partnership by virtue of its ownership of all of the stock of SVI, which under Japanese law has voting power and investment power over such shares. SOFTBANK may also be deemed the beneficial owner of shares of Common Stock owned by SOFTVEN No. 2 Investment Enterprise Partnership, a Japanese partnership ("SOFTVEN"), by virtue of its ownership of all of the stock of SoftVen Capital Co. Ltd., a Japanese corporation that serves as the general partner of SOFTVEN.

         In the Voting Agreement described in Item 6 of the Statement, Mr. Lee Stein, Mrs. June Stein, Paymentech Merchant Services, Inc. ("Paymentech") and First USA Financial, Inc. ("First USA") have agreed with SBH and SOFTBANK Technology to vote their shares in furtherance of certain mutual agreements. As a result, SBH, and SOFTBANK and Mr. Son through SBH, and SOFTBANK Technology, and STV through SOFTBANK Technology, may be deemed to have shared power to vote, and therefore may be deemed to beneficially own, the Common Stock beneficially owned by Mr. Stein, Mrs. Stein, Paymentech and First USA.

Share Ownership
---------------

         As of August 16, 1999:

     o   SB America owns 10,575,775 shares of Common Stock;

     o   SOFTBANK Technology owns 10,376,950 shares of Common Stock;

     o   STAF owns 198,825 shares of Common Stock;

     o   SVI owns 254,022 shares of Common Stock; and

     o   SOFTVEN owns 879,488 shares of Common Stock.

         As of April 30, 1998, the aggregate number of shares beneficially owned by Mr. Stein, Mrs. Stein, Paymentech and First USA was 3,321,217, representing 6.93% of the Outstanding Shares.

Total Beneficial Ownership of Reporting Persons
-----------------------------------------------

          As a result of the relationships described above:

     o SOFTBANK Technology may be deemed to beneficially own 13,698,167 shares of Common Stock or 27.46% of the Outstanding Shares.

     o STV may be deemed to beneficially own 13,896,992 shares of Common Stock or 27.86% of the Outstanding Shares.

     o SB America may be deemed to beneficially own 21,151,550 shares of Common Stock or 42.40% of the Outstanding Shares.

     o SBH may be deemed to beneficially own 24,472,767 shares of Common Stock or 49.05% of the Outstanding Shares.

     o SOFTBANK and Mr. Son may be deemed to beneficially own 25,606,277 shares of Common Stock or 51.33% of the Outstanding Shares.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by the addition of the following:

         The Company entered into an Agreement and Plan of Merger and Reorganization dated as of July 27, 1999 (the "Decisive Merger Agreement") with MM2 Acquisition Corp. and Decisive in which the Company agreed to exchange
0.07777 of its shares for each outstanding share of voting stock of Decisive (the "Decisive Merger"). Upon the completion of the Decisive Merger, Decisive became a wholly owned subsidiary of the Company.

         In Section 10.1 of the Decisive Merger Agreement, the shareholders of Decisive, including SVI, appointed an agent (the "Securityholders' Agent") and approved the terms of the form of registration rights agreement included as Annex I to the Decisive Merger Agreement. On July 27, 1999, the Securityholders' Agent, the Company and Decisive entered into the Decisive Registration Rights Agreement (the "Decisive Registration Rights Agreement") which was substantially in the form of Annex I to the Decisive Merger Agreement and which provides that the Company shall register shares of its Common Stock that were issued pursuant to the Decisive Merger Agreement and permits certain substantial shareholders, including SVI, to include their shares in any registration of the Company's shares that occurs within twelve months following the date of the Decisive Merger Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and supplemented by the addition of the following:

         Exhibit S Agreement and Plan of Merger and Reorganization dated as of July 27, 1999 among the Company, MM2 Acquisition Corp. and Decisive Technology Corporation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 1999




SOFTBANK AMERICA                          SOFTBANK CORPORATION


By: /s/ RONALD D. FISHER                  By: /s/ RONALD D. FISHER
   ------------------------                  ----------------------------
   Name: Ronald D. Fisher                    Name: Ronald D. Fisher
   Title:  Vice Chairman                     Title:  Attorney-in-Fact



SOFTBANK HOLDINGS INC.                    MASAYOSHI SON


By: /s/ RONALD D. FISHER                  By: /s/ RONALD D. FISHER
   -------------------------                 ----------------------------
   Name: Ronald D. Fisher                    Name: Ronald D. Fisher
   Title: Vice Chairman                      Title:  Attorney-in-Fact



STV IV LLC                                SOFTBANK TECHNOLOGY VENTURES IV L.P.


By: /s/ RONALD D. FISHER                    By:  STV IV LLC
   -------------------------                     Its General Partner
Name: Ronald D. Fisher
Title:  Attorney-in-Fact
                                                 By: /s/ RONALD D. FISHER
                                                    ----------------------------
                                                 Name: Ronald D. Fisher
                                                 Title:  Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit                                                                EDGAR
  No.         Description                                             Exhibit
-------       -----------                                             -------

Exhibit S     Agreement  and Plan of  Merger  and  Reorganization       EX-2
              dated as of July 27,  1999 among the  Company,  MM2
              Acquisition    Corp.   and   Decisive    Technology
              Corporation.